Exhibit 2

Oi S.A. – In Judicial Reorganization CNPJ/MF No. 76.535.764/0001-43 NIRE 33.300.29520-8 Publicly-Held Company

MATERIAL FACT

Confirmation of the capital increase and termination of the statutory vote restriction

Oi S.A. – In Judicial Reorganization (“Company”), in accordance with the provisions set forth in article 157, paragraph 4 of Law No. 6.404/76 and with CVM Instruction No. 358/02, hereby informs its shareholders and the market in general that, in a meeting held on this date, the Board of Directors of the Company verified the subscriptions of shares under the Capitalization of Unsecured Credits of Qualified Bondholders, in an amount greater than the minimum number of shares of the capital increase approved on March 5th, 2018 (“Capital Increase”) and, in compliance with the terms, conditions and deadlines provided in Oi’s Judicial Reorganization Plan, resolved to confirm the Capital Increase in part with the issuance of 1,514,299,603 new common shares (“New Shares”) and 116,480,467 warrants (“Warrants”), which shall be delivered to the shareholders that unconditionally exercised their preemptive rights and to the holders of the Unsecured Credits of the Qualified Bondholders that capitalized their respective credits.

The New Shares and Warrants issued in the Capital Increase will begin being traded at B3 on July 23, 2018.

Due to the confirmation of the Capital Increase of the Company, the share capital of the Company will now be R$32,038,471,375.00, divided in 2,340,060,505 shares, of which 2,182,333,264 are common shares and 157,727,241 are preferred shares, all nominative and with no par value.

Of the total number of New Shares and Warrants issued in the Capital Increase, 68,263 common shares and 5,197 warrants were subscribed by shareholders of the Company exercising their preemptive rights, without conditioning their election on the subscription of all the shares subject to the Capital Increase, and 1,514,231,340 common shares and 116,475,270 warrants, which will be represented by American Depositary Shares and American Depositary Warrants, were subscribed by holders of the Unsecured Credits of the Qualified Bondholders by means of the capitalization of their respective credits.

Complete information of the Company’s shareholding will be available in the Reference Form (Formulário de Referência) on the CVM website within the period set forth in the applicable regulation.

The Company further informs that, pursuant to article 72 of the Bylaws, since the Capital Increase resulted in a dilution in its shareholding exceeding 50%, the voting restriction therein was terminated and immediately and irrevocably ceased to have effect with respect to the exercise of the right to vote by the Company's shareholders.

The Company reiterates that it continues to be focused on its transformation strategy and on the implementation of all stages of the Judicial Reorganization Plan and clarifies that it will keep its shareholders and the market informed about the matters described in this Material Fact.

Rio de Janeiro, July 20, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer